Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference, in this Registration Statement of Measurement Specialties, Inc. on Form S-8 (No. 333-129946) of our report dated June 29, 2009, relating to the statements of net assets available for benefits of Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, included within the 2009 Form 11-K for Savings Plan for Employees of Measurement Specialties, Inc. to be filed on or about June 29, 2010.

/s/Goodman & Company, LLP

Norfolk, Virginia
June 29, 2010